METLIFE SHIELD LEVEL SELECTOR℠ ANNUITY

MetLife Shield Level Selector℠ Annuity is a̶ an individual single premium deferred index-linked annuity contract (the "Contract") issued by MetLife Insurance Company USA ("MetLife USA", "we" or "us").

MetLife USA is located at 11225 North Community House Road, Charlotte, NC 28277. The telephone number is 1-800-343-8496. MetLife Investors Distribution Company, 1095 Avenue of the Americas, New York, NY 10036, is the principal underwriter and distributor of the Contracts.

The Risk Factors for this Contract appear on Page 12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or the adequacy of this prospectus. Any representation to the contrary is a criminal offense. Mutual funds, annuities and insurance products are not deposits of any bank, and are not insured or guaranteed by the Federal Deposit Insurance Corporation (the "FDIC") or any other government agency. You may lose money invested in the Contract.

The Contracts may be distributed through broker-dealers that have relationships with banks or other financial institutions or by employees of such banks. However, the Contracts are not deposits or obligations of, or guaranteed by such institutions or any Federal regulatory agency. Investment in the Contracts involves investment risks, including possible loss of principal.

The principal underwriter of the Contract is MetLife Investors Distribution Company. The offering of the Contract is intended to be continuous.

Prospectus dated [●]

Death Benefit Amount.   For the standard death benefit, the Account Value, and, for the optional Return of Premium death benefit, the greater of the Account Value or your Purchase Payment (reduced proportionately by the percentage reduction in Account Value of the Shield Option(s) and the Fixed Account for each partial withdrawal (including any applicable Withdrawal Charge)) determined as of the end of the Business Day on which we have received Notice of due proof of death and an acceptable election for the payment method.

Exchange Act.   Securities Exchange Act of 1934, as amended.

FDIC.   Federal Deposit Insurance Corporation.

FINRA.   Financial Industry Regulatory Authority.

Fixed Account.   An account, if available, that consists of all of the assets under the Contract other than those in the Separate Account. You may allocate your Purchase Payment or transfer your Investment Amount to the Fixed Account. The Fixed Account is part of the General Account assets of M~~ICC~~etLife USA.

Fixed Account Value.   The initial Fixed Account Value is the amount of your Purchase Payment initially allocated to the Fixed Account. Thereafter, the Fixed Account Value equals: (a) the initial Fixed Account Value or the Fixed Account Value on the most recent Contract Anniversary, including any transfers, whichever is applicable; plus (b) any interest credited by us; less (c) the amount of any withdrawals including any Withdrawal Charges; less (d) any Premium or Other Taxes, if applicable; and less (e) any other fees indicated on the Contract Schedule or associated with riders and endorsements, if applicable.

Free Look.   If you change your mind about owning the Contract, you can cancel it within a certain time period after receiving it. This is known as a "free look." Not all Contracts issued are subject to free look provisions under state law. We ask that you submit your request to cancel in writing, signed by you, to us (e.g., the Annuity Service Office) or to the agent who sold it. When you cancel the Contract within this free look period, we will not assess a Withdrawal Charge. Unless otherwise required by state law, you will receive whatever your Contract is worth on the day that we receive your cancellation request. The amount you receive may be more or less than your Purchase Payment depending upon the Shield Options you allocated your Purchase Payment to during the free look period. This means that you bear the risk of any decline in the Account Value of your Contract during the free look period. We do not refund any charges or deductions assessed during the free look period. In certain states, we are required to give back your Purchase Payment if you decide to cancel your Contract during the free look period.

Free Withdrawal Amount.   The Free Withdrawal Amount in the first Contract Year is zero. Thereafter, the Free Withdrawal Amount each Contract Year is equal to 10% of your Account Value as of the prior Contract Anniversary, less the total amount withdrawn from the Account Value in the current Contract Year. The Free Withdrawal Amount is non-cumulative and is not carried over to other Contract Years.

General Account.   ~~The General Account of MICCA~~AllComprised of MetLife USA's assets, other than assets in its Separate Account and any other separate accounts it may maintain.

Good Order.   A request or transaction generally is considered in "Good Order" if it complies with our administrative procedures and the required information is complete and accurate. A request or transaction may be rejected or delayed if not in Good Order. Good Order generally means the actual receipt by us of the instructions relating to the requested transaction in writing (or, when permitted, by telephone) along with all forms, information and supporting legal documentation necessary to effect the transaction. This information and documentation generally includes to the extent applicable to the transaction: your completed application; your contract number; the transaction amount (in dollars or percentage terms); the names and allocations to and/or from the Shield Options, or the Fixed Account if applicable, affected by the requested transaction; the signatures of all Contract Owners (exactly as indicated on the contract), if necessary; Social Security Number or Tax I.D.; and any other information or supporting documentation that we may require, including any spousal or Joint Owner's consents. With respect to purchase payments, Good Order also generally includes receipt by us of sufficient funds to effect the purchase. We may, in our sole discretion, determine whether any particular transaction request is in Good Order, and we reserve the right to change or waive any Good Order requirement at any time. If you have any questions, you should contact us or your sales representative before submitting the form or request.

Income Payments.   A series of payments made by us during the Income Period, which we guarantee as to dollar amount.

Income Period.   A period starting on the Annuity Date during which Income Payments are payable.

Index (Indices).   We currently offer Shield Options based on two types of indices: Securities Indices and a Commodity Index. In the future we may offer Shield Options based on other types of Indices. We may also add other indices for new Contracts at our discretion.

APPENDIX A

INDEX PUBLISHERS

M~~ICC~~etLife USA uses the Securities Indices and Commodity Index under license from the Indices' respective publishers. The following information about the Indices is included in this prospectus in accordance with M~~ICC~~etLife USA's license agreements with the publishers of the Indices:

S&P Opco, LLC requires that the following disclaimer be included in this prospectus:

The S&P 500 Index is a product of S&P Dow Jones Indices LLC ("SPDJI"), and has been licensed for use by MetLife Insurance Company USA. Standard & Poor's®, S&P® and S&P 500® are registered trademarks of Standard & Poor's Financial Services LLC ("S&P"); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by MetLife Insurance Company USA. MetLife Shield Level Selector^{SM} Annuity is not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, any of their respective affiliates (collectively, "S&P Dow Jones Indices"). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the MetLife Shield Level Selector^{SM} Annuity or any member of the public regarding the advisability of investing in securities generally or in MetLife Shield Level Selector^{SM} Annuity particularly or the ability of the S&P 500 Index to track general market performance. S&P Dow Jones Indices' only relationship to MetLife Insurance Company USA with respect to the S&P 500 Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices or its licensors. The S&P 500 Index is determined, composed and calculated by S&P Dow Jones Indices without regard to MetLife Insurance Company USA or the MetLife Shield Level Selector^{SM} Annuity. S&P Dow Jones Indices have no obligation to take the needs of MetLife Insurance Company USA or the owners of MetLife Shield Level Selector^{SM} Annuity into consideration in determining, composing or calculating the S&P 500 Index. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of MetLife Shield Level Selector^{SM} Annuity or the timing of the issuance or sale of MetLife Shield Level Selector^{SM} Annuity or in the determination or calculation of the equation by which MetLife Shield Level Selector^{SM} Annuity is to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of MetLife Shield Level Selector^{SM} Annuity. There is no assurance that investment products based on the S&P 500 Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to MetLife Shield Level Selector^{SM} Annuity currently being issued by MetLife Insurance Company USA, but which may be similar to and competitive with MetLife Shield Level Selector^{SM} Annuity. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the S&P 500 Index.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY METLIFE INSURANCE COMPANY USA, OWNERS OF THE METLIFE SHIELD LEVEL SELECTOR^{SM} ANNUITY, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND METLIFE INSURANCE COMPANY USA, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

APPENDIX B

INDEX SUBSTITUTION INVESTMENT AMOUNT EXAMPLE

The following example illustrates how we would calculate your Investment Amount on a Term End Date when there is an Index substitution. We assume no withdrawals and a $100,000 Purchase Payment into a Shield Option with a 3-Year Term / Shield 10 / S&P 500® Index with a Cap Rate.

Initial Account Value:

Investment Amount at Term Start Date	$100,000
Term Start Date	1/1/2016~~5~~
Term End Date	1/1/2018
Term	3 Year
Initial Index	S&P 500® Index
S&P 500® Index Index Value on Term Start Date	1,400
Cap Rate	30%
Shield Rate	10%

On date of Index Substitution:

Index substitution date	1/1/2016
Number of days since Term Start Date	365
Index Value for S&P 500® Index	1,330
Index Performance for S&P 500® Index[1]	–5%
Substituted Index	Russell 2000® Index
Index Value for Russell 2000® Index on substitution date	1,250

Notes to the table above:

[1] Index Performance is equal to the percentage change in the Index Value measured from the Term Start Date to the date of the Index substitution. Index Performance is calculated as follows:

(1330 [Index Value on date of substitution] — 1400 [Index Value at Term Start Date]) ÷ 1400 [Index Value at Term Start Date]) = –5%

Calculation of Investment Amount at Term End Date:

Term End Date	1/1/2018
Index Value for Russell 2000® Index	1,375
Index Performance for S&P 500® Index[1]	–5%
Index Performance for Russell 2000® Index[2]	10%
Total Index Performance for the Term[3]	4.50%
Cap Rate	30%
Shield Rate	10%
Performance Rate[4]	4.50%
Performance Rate Adjustment[5]	$4,500
Investment Amount at Term End Date[6]	$104,500

Notes to the table above:

[1] Index Performance is equal to the percentage change in the Index Value measured from the Term Start Date to the date of the Index substitution. Index Performance is calculated as follows:

(1330 [Index Value at date of substitution] — 1400 [Index Value at Term Start Date]) ÷ 1400 [Index Value at Term Start Date]) = –5%

B-1